Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
May 21, 2013	NYSE:SLW

SILVER WHEATON ANNOUNCES ELECTION OF DIRECTORS

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) announces that the nominees listed in the management proxy circular for the 2013 Annual and Special Meeting of Shareholders were elected as directors of Silver Wheaton. Detailed results of the vote for directors of the Company held at the Annual and Special Meeting of Shareholders earlier today, are shown below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Lawrence I. Bell	163,686,019	98.17%	3,057,775	1.83%
George L. Brack	161,971,403	97.14%	4,772,391	2.86%
John A. Brough	164,035,349	98.38%	2,708,445	1.62%
R. Peter Gillin	164,360 973	98.57%	2,382,821	1.43%
Douglas M. Holtby	164,119,792	98.43%	2,624,002	1.57%
Eduardo Luna	134,668,080	80.76%	32,075,714	19.24%
Wade D. Nesmith	134,708,465	80.79%	32,035,329	19.21%
Randy V.J. Smallwood	164,520,490	98.67%	2,223,304	1.33%

In addition, the non-binding advisory resolution accepting the Company’s approach to executive compensation was carried with 93.87% of the votes cast in favour of such resolution.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com